Exhibit 21.1

Subsidiaries of Premier Community Bankshares, Inc.

Name of Subsidiary	State of Incorporation
The Marathon Bank	Virginia

Rockingham Heritage Bank	Virginia

— RHB Services, Inc.	Virginia

Premier Bank, Inc.	West Virginia

Premier Statutory Trust I	Delaware

Premier Statutory Trust II	Delaware

Premier Statutory Trust III	Delaware